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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2005

Commission File Number: 001-13422

AGNICO-EAGLE MINES LIMITED

145 King Street East, Suite 500
Toronto, Ontario
M5C 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 11, 2005

AGNICO-EAGLE MINES LIMITED
By:	/s/ DAVID GAROFALO David Garofalo Vice President, Finance and Chief Financial Officer

NEWS RELEASE

Stock Symbols:	AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

For Immediate Release

        Not for distribution to news wire services or for dissemination in Australia or Japan. The
Offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE COMPLETES TENDER OFFER FOR RIDDARHYTTAN;
TO INITIATE COMPULSORY ACQUISITION OF REMAINDER

Toronto (November 9, 2005) — Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today that it has completed its tender offer relating to the acquisition of Riddarhyttan Resources AB (publ) ("Riddarhyttan").

During the final tender period, an additional 712,320 shares of Riddarhyttan were tendered to its offer to acquire all the outstanding shares of Riddarhyttan not owned by Agnico-Eagle, representing 0.7% of the outstanding shares and voting rights of Riddarhyttan. Together with the 102,168,631 shares already owned by Agnico-Eagle, representing 96.6% of the outstanding shares and voting rights of Riddarhyttan, Agnico-Eagle now owns an aggregate of 102,880,951 shares, or approximately 97.3% of the outstanding shares and voting rights of Riddarhyttan. Settlement of shares tendered during this final tender period is expected to be initiated on, or about, November 11, 2005.

Agnico-Eagle intends to initiate the compulsory acquisition of the remaining 2.7% of the Riddarhyttan shares that it does not already own under Swedish law, and anticipates that this purchase will be complete in the first half of 2006. The Stockholm Stock Exchange has announced that the shares of Riddarhyttan will be de-listed before the end of November, 2005.

U.S. Information

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended).

UK Information

This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offer.

Forward-Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan", "intend" and similar words and expressions are intended to identify forward-looking statements. Such statements, including statements relating to the timing, completion and settlement of the offer and Agnico-Eagle's intent to initiate and the timing of completion of the compulsory acquisition process under Swedish law, reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in the offer document filed as part of the Registration Statement on Form F-4 and in Agnico-Eagle's most recently filed Annual Information Form and Annual Report on Form 20-F. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, Finland, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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SIGNATURES